December 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biolife Sciences Inc.

Request for Withdrawal of Amendment to Offering Statement on Form 1-A filed under form type 1-A/A

(File No. 024-10565)

Ladies and Gentlemen:

On behalf of Biolife Sciences Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an EDGAR filing submission error. On November 29, 2022, the Company filed with the SEC (via EDGAR) Amendment to Offering Statement on Form 1-A (File No. 024-11898) under form type “1-A/A” (accession no. 0001214659-22-014260), which did not include the correct Post Amendment Qualification materials as required by SEC guidelines. After being notified as such, the Company hereby withdraws Amendment to Offering Statement on Form 1-A under form type “1-A/A” filed on November 29, 2022, and all references to it.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact me at justin@biolifesciences.com.

Sincerely,

/s/ Justin DeFour
Chief Executive Officer